Exhibit 1

NOTICE OF CHANGE IN CORPORATE STRUCTURE
Section 4.9 of National Instrument 51-102

1.           Names of the parties to the transaction

Biomira Inc. (“Biomira”), Oncothyreon Inc. (“Oncothyreon”), 4442636 Canada Inc. (“Biomira Canco”), 4442644 Canada Inc. (“Biomira Sub-1”) and 4442652 Canada Inc. (“Biomira Sub-2”) completed a plan of arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act.

2.           Description of the transaction

Pursuant to the Arrangement, holders of Biomira common shares received one-sixth of a share of common stock of a new reporting issuer, Oncothyreon, in exchange for each common share of Biomira, which will have the effect of a six for one reverse stock split of Biomira common shares.  Each Biomira warrant, restricted share unit or option to purchase six Biomira common shares was exchanged for a warrant, restricted share unit or option to purchase one share of common stock of Oncothyreon.  The number of shares and applicable exercise price of each outstanding option, restricted share unit or warrant was also adjusted to reflect the effective reverse stock split described above.

Under the Arrangement no fractional shares of Oncothyreon common stock were issued and any amount of fractional shares of common stock otherwise issuable are to be paid in cash.

For additional information relating the Arrangement please refer to the management information circular of Biomira dated October 19, 2007 and filed on SEDAR at www.sedar.com on November 8, 2007.

3.           Effective date of the transaction

December 10, 2007.

4.	The name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Pursuant to the Arrangement, (i) Biomira amalgamated with Biomira Sub-1 to form Oncothyreon Canada Inc. (“Oncothyreon Canada”) and (ii) Biomira Canco amalgamated with Biomira Sub-2 to form 4460626 Canada Inc. (“Biomira Amalco”).  Oncothyreon Canada (formerly Biomira) will be surrendering its reporting issuer status in British Columbia and will be making an application to be deemed to have ceased to be a reporting issuer in each of Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador (the “Jurisdictions”) pursuant to applicable securities laws of such Jurisdictions.

Oncothyreon became a reporting issuer in all of the provinces of Canada as a result of the Arrangement.

5.           Date of the reporting issuer’s first financial year-end after the transaction

Oncothyreon Canada’s (formerly Biomira) first financial year end after the transaction will be December 31, 2007, however see item 6 below.

Oncothyreon’s first financial year end after the transaction will be December 31, 2007.

6.	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction

Oncothyreon Canada (formerly Biomira) will cease to be a reporting issuer and will no longer be required to file interim and annual financial statements.

The financial statements required to be filed by Oncothyreon for its first financial year subsequent to the transaction are annual financial statements for the period ending December 31, 2007.